UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2022
Commission File Number:
001-40852

LUMIRADX LIMITED
(Translation of registrant’s name into English)

LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman
KY1-1108
Cayman Islands
(354)
640-0540
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F:
Form
20-F  ☒            Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE
The Unaudited Interim Consolidated Financial Statements of LumiraDx Limited (the “Company”) for the Six Months Ended June 30, 2022, included as Exhibit 99.1 of this Report on Form
6-K
(the “Report”), and the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2022, included as Exhibit 99.2 of this Report, shall be deemed to be incorporated by reference into the registration statement on Form
S-8
filed on September 29, 2021 (File No:
333-259874)
and the registration statement on Form
S-8
filed on May 2, 2022 (File
No. 333-264611),
and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently furnished.
CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS
This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to the Company’s filings with the U.S. Securities and Exchange Commission, including the “Risk Factors” sections contained therein. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.
EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Interim Consolidated Financial Statements for the Six Months Ended June 30, 2022

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2022

101
The following materials from this Report on Form 6-K are formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Unaudited Consolidated Statement of Profit and Loss and Comprehensive Loss for the periods ended June 30, 2022 and 2021; (ii) Unaudited Consolidated Statement of Financial Position as of June 30, 2022 and December 31, 2021; (iii) Unaudited Consolidated Statement of Changes in Equity for the periods ended June 30, 2022 and 2021; (iv) Unaudited Consolidated Statement of Cash Flows for the periods ended June 30, 2022 and 2021; and (v) Unaudited Notes to Interim Consolidated Financial Statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED

Date: September 28, 2022

	By:	/s/ Dorian LeBlanc
	Name:	Dorian LeBlanc
	Title:	Chief Financial Officer